BONTAN CORPORATION INC.

47 Avenue Road, Suite 200

Toronto, Ontario, Canada M5R 2G3

T:  416-929-1806

F:  416-361-6228

W:  www.bontancorporation.com

September 9, 2005

Jill S. Davis

Branch Chief

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7410

USA

by fax sent to Jennifer Goeken – Division of Corporate Finance

Dear Jill S. Davis:

RE:  BONTAN CORPORATION INC. – Form 20F for fiscal year ended March 31, 2004 filed on August 30, 2004 (file no. 030314)

We refer to your letter of August 30, 2005 providing comments on our Company’s Form 20-F as above.

1.  We understand from our auditors that they discussed this matter with Ms. Goeken and concluded that, at this stage, inconvenience of revising financials would greatly outweigh the benefits and that we shall follow the guidance of CICA 3500 in our future financials.

2.  The following is the disclosure sample that has been used in the fiscal 2005 financials:

“Stock-Based Compensation Plan”

The Company follows a fair value based method of accounting for all Stock-Based Compensation and Other Stock-Based Payments to employees and non-employees.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.  The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The market value of the Company’s shares on the date of issuance of shares under any stock compensation plan is considered as fair value of the shares issued.

3.  The loan granted to Mr. Shah, the director, carried no interest and was repayable on-demand.

We also confirm that:

a.  the loan allowed was covered by a Promissory Note dated February 4, 2004 and

b.  the Promissory Note was not filed as an exhibit since, we were under the impression that such a filing would be required only for loans over CDN$20,000 (approximate US$15,000).  We do not consider the amount to be material or significant.  Further, it is a demand loan and hence the Promissory Note is not included in the Exhibit.

Similar unsecured demand loan from a commercial bank would carry interest at approximately 5.5%.  The imputed interest at this rate on CDN$20,000 would work out to approximately CDN$166.

The loan was given to Mr. Shah in his capacity as an executive of the Company, Chief Financial Officer and not in his capacity as director.  We therefore believe our comments under item 6.B.1 are still correct.  Further, financial statements – Note 3 fully discloses the amount and the terms of the loan.

4.  Our letter is now filed on EDGAR.

We have now filed an amended Form 20-F on EDGAR and enclose copies of the amended pages of our 20-F.

Please contact the undersigned for any further information in the matter.

Sincerely,

/s/Kam Shah

Chief Executive Officer